FORM 4
<square> Check this box of no
longer subject to Section 16.
Form 4 or Form 5 obligations
may continue.  See Instructions 1(b).

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the
                        Investment Company Act of 1940

1.    Name and Address of Reporting Person

      Computer 2000, Inc.
      Wolfratshauer Strasse 84
      Munich, Germany 81379

2.    Issuer Name and Ticker Symbol

      AmeriQuest Technologies, Inc. - AQS

3.    IRS or Social Security Number of Reporting Person (Voluntary)
      N/A

4.    Statement for                      5.    If Amendment, Date of Original
      Month    Year                            (Month/Year)
      -------------
      May      1997

6.    Relationship of Reporting Person to Issuer

      ____ Director                 __X__ 10% Owner

      ____ Officer                  ____ Other (specify below)
          (Give title below)
______________________________________________________________________________

         Table 1 - Non-Derivative Securities Acquired, Disposed of, or
                               Beneficially Owned
________________________________________________________________________________

1.    Title of Security
      Common Stock, par value $0.01

2.    Transaction Date (Month/Day/Year)


3.    Transaction Code (Instr. 8)


4.    Securities Acquired (A) or Disposed of (D) (Instr. 3,4 and 5)
      Amount            (A) or (D)             Price
      _____________________________________________________________
        0

5.    Amount of Securities Beneficially Owned at End of Month
      (Instr. 3 and 4)
      _______________________________________________________
      36,350,408

6.    Ownership Form:   Direct (D) or Indirect (I)   (Instr.4)
      _______________________________________________________
      D

7.    Nature of Indirect Beneficial Ownership (Instr. 4)




Reminder: Report on a separate line for each class of securities owned directly or indirectly. (Print or Type Responses)

                                    Side 1
_____________________________________________________________________________


          Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.    Title of Derivative Security (Instr. 3)
      Series H Cumulative Convertible Preferred Stock

2.    Conversion or Exercise Price of Derivative Security
      $0.715

3.    Transaction Date (Month/Day/Year)
      5/6/97

4.    Transaction Code (Instr. 8)
      Code      V
      ___________
      J

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr.3, 4 and 5)
      300,000 (A)

6.    Date Exercisable  and Expiration Date (Month/Day/Year)
      Date Exercisable  |    Expiration Date
      ______________________________________________________
      5/6/97            |     N/A

7.    Title and Amount of Underlying Securities (Instr. 3 and 4)
      Title             |     Amount or Number of Shares
      ______________________________________________________
      Common Stock      |     41,958,041

8.    Price of Derivative Security (Instr.5)
      $100.00 per share

9.    Number of Derivative Securities Beneficially Owned at End of Month
      (Instr.4)
      300,000 shares

10.   Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
      D

11.   Nature of Indirect Beneficial Ownership (Instr.4)


Explanation of Responses: On May 6, 1997 the Reporting Person, a Delaware corporation, purchased 300,000 shares of Series H Cumulative Convertible Preferred Stock (the "Series H Preferred Stock") of the Issuer, pursuant to the Preferred Stock Purchase Agreement dated April 28, 1997, at an issue price of $100.00 per share. The Reporting Person has the right to convert the 300,000 shares of Series H Preferred Stock into a total of approximately 41,958,041 shares of Common Stock, which would increase its aggregate ownership of the Common Stock to approximately 78,307,920 shares, representing approximately 72% of the Common Stock that would be issued and outstanding immediately following such conversion.


                  /S/ RICHARD OBERMAIER, Director                June 4, 1997
                  _______________________________________      ________________
                  ** Signature of Reporting Person                    Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.